SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                        United Dominion Industries Limited
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    909914103
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 24, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,857,131 shares, which constitutes approximately 9.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 40,570,982 shares outstanding.

1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 3,857,131 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,439,599 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,857,131 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 9.5%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) The shares were purchased by Ontario Teachers' Pension Plan Board and Tundra Investors, L.P. TMI-FW, Inc. has sole voting power over 3,857,131 of these shares and sole voting and dispositive power over 2,091,083 of these shares pursuant to an account management agreement with Ontario Teachers' Pension Plan Board and sole voting and dispositive power over 348,516 of these shares pursuant to an account management agreement with Tundra Investors, L.P. Accordingly, Ontario Teachers' Pension Plan Board has no beneficial ownership over 2,091,083 of such shares and Tundra Investors, L.P. has no beneficial ownership over any of the 348,516 shares held in its account with TMI-FW, Inc.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,857,131 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,439,599 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,857,131 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 9.5%


14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as President of TMI-FW, Inc.

1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,417,532 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,417,532

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 3.5%


14.  Type of Reporting Person: EP

----------
(1) Pursuant to an account management agreement with TMI-FW, Inc., TMI-FW, Inc. has sole voting power over these shares.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 8, 1996, as amended by Amendment No. 1 dated November 17, 1997, as amended by Amendment No. 2 dated November 19, 1997, as amended by Amendment No. 3 dated January 13, 1998, as amended by Amendment No. 4 dated October 20, 1998 (the "Schedule 13D"), relating to the Common Stock, no par value, of United Dominion Industries Limited. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TMI             Not Applicable (1)     Not Applicable (1)

       TMT             Not Applicable         Not Applicable

       Teachers        Pension Fund Assets    $143,207,353.30 (2)

       (1) TMI has not expended any of its funds for purchases of the shares of Stock reported herein. 348,516 shares of the Stock were purchased on behalf of Tundra Investors, L.P. ("Tundra") and are held in an account managed by TMI (the "Tundra Account") over which TMI has sole dispositive and sole voting power pursuant to an account management agreement with Tundra. TMI expended $12,221,674.85 of Tundra's partnership contributions to purchase such shares, which represents the U.S. dollar equivalent as of the date of each purchase.

       (2) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock, including those held in an account managed by TMI on behalf of Teachers (the "Teachers Account") in which TMI has sole beneficial ownership pursuant to an account management agreement with Teachers. For shares purchased directly by Teachers through November 8, 1996, Canadian dollars are converted to U.S. dollars based on the exchange rate for November
8, 1996(in the case of purchases through the date of the original Schedule 13D filing) and for the date of purchase (in the case of purchases thereafter through the date of this Amendment); for shares purchased by TMI for the Teachers Account, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect for the date of the purchase.

Item 4.                 PURPOSE OF TRANSACTION.

       Item 4 is hereby amended and restated in its entirety as follows:

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also have had, and expect to continue to have, discussions with management and other shareholders of the Issuer concerning the Issuer's taking formal steps to maximize long-term shareholder value.

       Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Persons may sell all or a portion of the shares of the Stock that they now own or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

       TMI

       Pursuant to account management agreements with Teachers and Tundra, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,857,131. Of these shares, 348,516 are beneficially owned pursuant to the agreement with Tundra and 3,508,615 are beneficially owned pursuant to the agreement with Teachers. The total constitutes approximately 9.5% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TMI, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,857,131 shares of the Stock, which constitutes approximately 9.5% of the outstanding shares of the Stock.

       Teachers

       The aggregate number of shares of the Stock that Teachers owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,417,532, which constitutes approximately 3.5% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TMI

       Pursuant to an account management agreement with Teachers, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote of 3,508,615 shares of the Stock, and the sole power to dispose or to direct the disposition of 2,091,083 shares of the Stock. Pursuant to an account management agreement with Tundra, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 348,516 shares of the Stock.

       TMT

       As the President and sole stockholder of TMI, TMT has the sole power to vote or to direct the vote of 3,857,131 shares of the Stock and the sole power to dispose or to direct the disposition of 2,439,599 shares of the Stock.

       Teachers

       Teachers has the sole power to dispose or to direct the disposition of 1,417,532 shares of the Stock. Teachers has no power to vote or direct the vote of any shares of the Stock.

       (c) During the past 60 days, the Reporting Persons have purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange, as follows:

                                  NO. OF SHARES        PRICE PER
PERSON                  DATE          PURCHASED OR SOLD        SHARE

Teachers(1)       01-29-99            12,100 (P)        $19.96
Teachers(1)       01-29-99            42,700 (S)         19.95
Teachers(1)       02-04-99            12,700 (P)         20.31
Teachers(1)       02-04-99               300 (P)         20.15
Teachers(1)       02-04-99           100,000 (P)         20.84
Teachers(1)       02-04-99            12,700 (P)         20.15
Teachers(1)       02-05-99            50,000 (P)         20.72
Teachers(1)       02-10-99            15,000 (P)         19.93
Teachers(1)       02-10-99            17,900 (P)         20.00
Teachers(1)       02-10-99            11,600 (P)         19.83
Teachers(1)       02-19-99            50,000 (S)         19.71
Teachers(1)       02-26-99               700 (S)         19.31
Teachers(1)       03-03-99             3,500 (P)         19.02
Teachers(1)       03-03-99            79,700 (P)         19.02
Teachers(2)       03-03-99            71,314 (P)         19.02
Tundra (3)        03-03-99            11,886 (P)         19.02
Teachers(1)       03-11-99             3,500 (P)         19.56
Teachers(1)       03-17-99             2,000 (S)         19.55
Teachers(1)       03-18-99             1,500 (P)         18.77
Teachers(1)       03-18-99               500 (P)         18.77
Teachers(1)       03-18-99             1,000 (S)         19.14
Teachers(1)       03-18-99             6,000 (S)         19.44
Teachers(1)       03-19-99             1,000 (P)         18.83
Teachers(1)       03-19-99             1,000 (P)         18.83
Teachers(2)       03-22-99            90,000 (P)         19.32
Tundra (3)        03-22-99            15,000 (P)         19.32
Teachers(2)       03-24-99            21,429 (P)         19.25
Tundra (3)        03-24-99             3,571 (P)         19.25
Teachers(2)       03-24-99            63,943 (P)         19.22
Tundra (3)        03-24-99            10,657 (P)         19.22

      (1) Shares were sold for Canadian or U.S. dollars. In the case of shares being sold for Canadian dollars, the price per share listed reflects the U.S. dollar equivalent.

      (2) The shares were purchased and sold on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly, Teachers has no beneficial ownership in any of such shares. Shares were purchased or sold with Canadian or U.S. dollars. In the case of purchases or sales in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      (3) The shares were purchased and sold on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were purchased or sold with Canadian or U.S. dollars. In the case of purchases or sales in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the Reporting Persons' most recent filing on Schedule 13D.

      (d) Except as set forth herein, each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii)(previously filed).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      March 25, 1999


                                    TMI-FW, INC.



                                    By: /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Vice President



                                    By: /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation


                                    By: /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Attorney-in-Fact for:

                                    CLAUDE LAMOUREUX (2)



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Claude Lamoureux previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), previously filed.